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02003577

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 07 2002

SEC FILE NUMBER
8-39348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKinnon & Company, Inc.
~~William J. McKinnon, Jr.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Main Street, Suite 1212
(No. and Street)

Norfolk, VA 23510
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. McKinnon, Jr. (757) 623-4636
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, L.L.P.
(Name — *if individual, state last, first, middle name*)

One Commercial Place, Suite 800, Norfolk, VA 23510
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. McKinnon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKinnon & Company, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

____
Title



Notary Public

My Commission Expires March 31, 2004.

Given under my hand this 12th day of February, 2002.

Legh Edmonds Murphy
Norfolk, Virginia

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
YEARS ENDED
December 31, 2001 and 2000

MCKINNON & COMPANY, INC.

Goodman & Company, L.L.P.
There's power in our numbers.

MCKINNON & COMPANY, INC.

CONTENTS



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REPORT OF INDEPENDENT AUDITORS

Board of Directors
McKinnon & Company, Inc.

We have audited the accompanying balance sheets of ***McKinnon & Company, Inc.*** as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of ***McKinnon & Company, Inc.***. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***McKinnon & Company, Inc.*** as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company

Norfolk, Virginia
January 18, 2002

MCKINNON & COMPANY, INC.

BALANCE SHEETS

December 31,		2001		2000
ASSETS				
Cash	$	609,890	$	404,556
Accounts receivable		31,517		3,316
Marketable securities		8,529		192,226
Other assets		67,971		85,973
Property and equipment - net		55,319		35,206
Prepaid expenses		4,762		-
Due from clearing organization		52,142		-
	$	830,130	$	721,277
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable and accrued liabilities	$	99,286	$	3,870
Taxes payable		-		751
Other current liabilities		-		161,723
Securities sold - not yet purchased, at fair value		55,573		-
		154,859		166,344
Total stockholders' equity		675,271		554,933
	$	830,130	$	721,277

MCKINNON & COMPANY, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31,		**2001**		2000
Revenue				
Commission and advisory income	$	**939,436**	$	199,912
Net dealer inventory and investment gains		**444,593**		67,738
Interest and dividends		**42,260**		50,998
Total revenue		**1,426,289**		318,648
Expenses				
Employee compensation and benefits		**816,178**		323,208
Direct cost of engagements		**119,617**		94,035
Other operating expenses		**102,253**		74,817
Occupancy and rental		**34,175**		32,691
Total expenses		**1,072,223**		524,751
Net income (loss)	$	**354,066**	$	(206,103)

The accompanying notes are an integral part of these financial statements.

MCKINNON & COMPANY, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2001 and 2000

	Capital	Additional Paid-in Capital	Retained Earnings	**Total**
Balance December 31, 1999	$ 50,000	$ 125,000	$ 356,415	$ 531,415
Net loss	-	-	(206,103)	(206,103)
Common stock issued	30,000	201,800	-	231,800
Dividends	-	-	(2,179)	(2,179)
Balance December 31, 2000	**80,000**	**326,800**	**148,133**	**554,933**
Net income	-	-	**354,066**	**354,066**
Common stock redeemed	**(30,000)**	**(201,800)**	-	**(231,800)**
Dividends	-	-	**(1,928)**	**(1,928)**
Balance December 31, 2001	**$ 50,000**	**$ 125,000**	**$ 500,271**	**$ 675,271**

MCKINNON & COMPANY, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31,		2001		2000
Cash flows from operating activities				
Net income (loss)	$	**354,066**	$	(206,103)
Adjustments to reconcile to net cash from operating activities:				
Depreciation		**14,668**		8,107
Loss on disposal of assets		**5,397**		1,128
Unrealized loss on investment		**21,432**		-
Change in:				
Receivable from brokers and dealers		**(20,036)**		15,957
Other receivables		**(3,166)**		(300)
Securities owned		**183,697**		148,554
Stock subscription		**-**		(85,100)
Payable to clearing broker		**(161,723)**		(114,140)
Accounts payable and accrued expenses		**94,667**		(8,165)
Prepaid expenses		**(4,762)**		-
Net cash from operating activities		**484,240**		(240,062)
Cash flows from investing activity				
Purchase of property and equipment		**(45,178)**		-
Net cash from investing activity		**(45,178)**		-
Cash flows from financing activities				
Stock issued (redeemed)		**(231,800)**		231,800
Cash dividends paid		**(1,928)**		(2,179)
Net cash from financing activities		**(233,728)**		229,621
Net change in cash		**205,334**		(10,441)
Cash - beginning of year		**404,556**		414,997
Cash - end of year	$	**609,890**	$	404,556
Supplemental disclosures of cash flow information				
Cash payments for interest	$	**2**	$	354

December 31, 2001 and 2000

1. Organization and Nature of Business

McKinnon & Company, Inc., a Virginia corporation organized in 1988, is a licensed broker-dealer acting primarily as an underwriter and advisor for public offerings, sales and mergers. The Company is located in Norfolk, Virginia.

2. Summary of Significant Accounting Policies

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related commissions income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as follows: sales commissions on settlement date, management and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities

Marketable securitiees are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Cash and Cash Equivalents

For purpose of reporting cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Furniture and Equipment

Depreciation is computed principally by the straight-line method over estimated useful lives ranging from five to eight years.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

3. Securities Owned

Marketable securities owned consist of corporate stocks at quoted market values. As of December 31, 2001 and 2000, all securities were in the custody of a clearing organization.

4. Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are expensed in the period incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related costs are removed from the accounts and any gain or loss is included in income.

Major classes of property and equipment consisted of the following:

	2001	2000
Furniture and office equipment	$ 60,682	$ 57,058
Vehicles	41,554	35,808
Total	102,236	92,866
Less: accumulated depreciation	(46,917)	(57,660)
	$ 55,319	$ 35,206

5. Other Assets

The following assets are included on the balance sheet in the category other assets. The stock subscription is valued at the calculated fair market value at December 31, 2001 and 2000 respectively.

	2001	2000
Stock subscription	$ 67,098	$ 85,100
Deposits	873	873
	$ 67,971	$ 85,973

6. Payable to Clearing Broker

Accounts payable to clearing broker are for the cost of securities inventory and are collateralized by a cash deposit and marketable securities. Interest is at a fluctuating rate that generally corresponds to the broker call money rate plus 1/2%.

7. Lease Commitments

The Company leases office space and certain office equipment under noncancelable agreements.

The future commitment of the Company under these leases is as follows:

Year		Amount
2002	$	7,670
2003		701
2004		701
2005		701
2006		58
	$	9,831

Total rent expense during the year was $31,898 (2000 $31,437).

8. Capital Stock

The Company is authorized to issue 10,000 shares of $10 par value common stock. There were 5,000 and 8,000 shares outstanding at December 31, 2001 and 2000, respectively.

9. Net Capital Requirments

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the National Association of Securities Dealers also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $525,138 (2000 - $380,736), which was $401,637 (2000 - $280,736) in excess of its required net capital of $123,500 (2000 - $100,000). The Company's net capital ratio was .29 to 1 (2000 - .44 to 1).

10. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporation income taxes.

Also, no provision has been made for any amounts that may be advanced or paid as dividends to the stockholders to assist them in paying their personal income taxes on the income of the Company.

11. Concentration of Credit Risk

The Company maintains cash balances at a clearing organization in excess of the amount insured by the Securities Investor Protection Corporation (SIPC). Cash balances are insured by the SIPC up to $100,000. The Company had $518,186 in an account with the clearing organization at December 31, 2001 (2000 $344,675).

12. Profit Sharing Plan

The Company maintains a qualified profit sharing plan that covers substantially all full-time employees with specified periods of service. Contributions are at the discretion of the Board of Directors and are limited to the amount deductible for federal income tax purposes. The profit sharing contribution was $88,295 for 2001 (2000 $0).


Goodman & Company

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REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION

Board of Directors
McKinnon & Company, Inc.

Our report on our audits of the basic financial statements of ***McKinnon & Company, Inc.*** for the years ended December 31, 2001 and 2000, appears on page 1. Those audits were conducted for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying Supplementary Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company

Norfolk, Virginia
January 18, 2002

McKINNON & COMPANY, INC.

SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31,	2001	2000
Net Capital		
Total stockholders' equity	$ 675,271	$ 554,933
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Total allowable capital and subordinated liabilities	675,271	554,933
Deductions:		
Non-allowable assets:		
Furniture and equipment	(55,319)	(35,206)
Receivables over 30 days outstanding	(6,864)	(1,814)
Other assets	(873)	(873)
Net capital before haircuts on securities positions	612,215	517,040
Haircut on trading stocks	87,077	136,304
Net capital	$ 525,138	$ 380,736
Aggregate Indebtedness		
Items included in the statement of financial position		
Payable to customers and clearing broker	$ 55,573	$ 161,723
Other accounts payable and accrued expenses	99,286	4,621
	$ 154,859	$ 166,344
Computation of Basic Net Capital Requirements		
Minimum net capital required	$ 123,500	$ 100,000
Net capital in excess of 6 2/3% of aggregate indebtedness or minimum requirement	401,638	280,736
Ratio: Aggregate indebtedness to net capital	.29 to 1	.44 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's Part II	$ 525,138	$ 380,736
Net audit adjustments	-	-
Net capital per above	$ 525,138	$ 380,736

See report of independent auditors on supplementary information.



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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
McKinnon & Company, Inc.

In planning and performing our audit of the financial statements of ***McKinnon & Company, Inc.*** for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***McKinnon & Company, Inc.*** that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Commercial Place, Suite 800, Norfolk, VA 23510-2119

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.



Norfolk, Virginia
January 18, 2002